Exhibit 10.1

Execution Copy

SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT

Marc L. Reisch

This SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) is dated as of May 17, 2010 by and between Visant Holding Corp. (“VHC”), Jostens, Inc. (“Jostens”) and Marc Reisch, and further amends and restates the Amended and Restated Employment Agreement entered into as of December 19, 2008 by and between VHC and Marc Reisch (the “Executive”) (which prior agreement amended and restated an employment agreement originally entered into by and between VHC and Executive on October 4, 2004 (the “Original Effective Date”)).

WHEREAS, VHC has been employing Executive and VHC desires to continue to employ Executive, and Executive continues to be employed by VHC, on the terms and conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1. Term of Employment. Subject to the provisions of Section 8 of this Agreement, Executive shall continue to be employed by VHC, and any of its subsidiaries that the Board of Directors of VHC (the “Board”) shall designate (collectively, the “Company”) on the terms and subject to the conditions set forth in this Agreement. The term of Executive’s employment hereunder shall automatically be renewed on the terms and conditions hereunder, for additional one year periods, on December 31 of each calendar year occurring after the date hereof (the current term of his Agreement and any annual extensions of the term of this Agreement, subject to the provisions of Section 8 hereof, together, the “Employment Term”), unless either party gives written notice of non-renewal at least sixty (60) days prior to such anniversary. Any such written notice by VHC of non-renewal shall be deemed to constitute a termination by VHC Without Cause under Section 8(c) of this Agreement.

2. Position.

a. During the Employment Term, Executive shall serve as the Chief Executive Officer of VHC and its subsidiaries. In such position, Executive shall have such duties and authority as determined by the Board and commensurate with the position of chief executive officer of a company of similar size and nature to that of VHC. During the Employment Term, the Executive shall report solely to the Board and shall serve as the Chairman of the Board; provided, however, that upon the completion of a Public Offering (as such term is defined in that certain Management Stockholder’s Agreement entered into by and between VHC and Executive as of the Original Effective Date (the “Management Stockholders Agreement”)), VHC may appoint another individual as the non-executive Chairman of the Board.

b. During the Employment Term, Executive will devote Executive’s full business time and reasonable best efforts to the performance of Executive’s duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere in any material respect with the rendition of such services either directly or indirectly, without the prior written consent of the Board; provided that nothing herein shall preclude Executive, subject to the prior approval of the Board, from accepting appointment to or continuing to serve on any board of directors or trustees of any business corporation or any charitable organization; provided in each case in the aggregate, that such activities do not conflict or interfere with the performance of Executive’s duties hereunder or conflict with Section 9 and provided, further, that in any event Executive shall be permitted to continue to serve on the boards of directors of the business corporations set forth on Schedule I attached hereto.

3. Base Salary. During the Employment Term, VHC shall pay Executive a base salary at the annual rate of $950,000, payable in substantially equal periodic payments in accordance with VHC’s practices for other executive employees, as such practices may be determined from time to time. Executive shall be entitled to such increases in Executive’s base salary, if any, as may be determined from time to time in the sole discretion of the Board, which shall at least annually review Executive’s rate of base salary to determine if any such increase shall be made. Executive’s annual base salary, as in effect from time to time hereunder, is hereinafter referred to as the “Base Salary.”

4. Annual Bonus. During the Employment Term, Executive shall be eligible to earn an annual bonus award in respect of each fiscal year of VHC (an “Annual Bonus”), in a target amount equal to $1,050,000 (the “Target Bonus”) (with a maximum opportunity equal to 150% (increasing in a linear progression for performance above 100% and up to 150%) of the Target Bonus, based upon achievement of certain “stretch” targets to be established by the Board annually in consultation with the Executive), payable upon VHC’s achievement of certain performance targets (of which no less than 67% shall be weighted based on EBITDA (as such term is defined in the Equity Documents) targets for each fiscal year of VHC (each, a “Fiscal Year”), with the balance of such targets to be based on other metrics (which may include EBITDA-Cap Ex targets) established by the Board after consultation with Executive, pursuant to the terms of an incentive compensation plan established by the Board (the “Incentive Plan”). All Annual Bonuses shall be payable under the Incentive Plan at such time(s) as annual bonuses are otherwise payable thereunder and, in any event, within 2 1/2 months following the end of the fiscal year in respect of which such bonus is earned. Notwithstanding the foregoing, in recognition by Executive of the long-term incentive compensation award granted to Executive under award letter agreement dated March 31, 2010 by VHC (the “LTIP Letter”), which award provides for the payment to Executive of amounts in respect of his continued employment and the achievement by VHC of certain performance targets (which payments may be accelerated on the occurrence of certain terminations of employment), Executive hereby acknowledges that Executive shall not be eligible to earn an Annual Bonus pursuant to any annual Incentive Plan in respect of Fiscal Year 2010 or any prorated portion of any such Annual Bonus amount in respect of Fiscal Year 2010 upon any termination of employment pursuant to any provision of Section 8 of this Agreement.

5. Signing Bonus. VHC has previously paid to the Executive a cash signing bonus of $600,000, which bonus Executive (net after the payment or provision for applicable taxes and other amounts required by law to be withheld) reinvested in Class A Common Stock as part of the Executive’s Equity Participation as set forth in Section 7 below.

6. Employee Benefits; Business Expenses.

a. Employee Benefits. During the Employment Term, Executive and his dependents shall be entitled to participate in VHC’s and its subsidiaries’, as applicable, welfare benefit plans, fringe benefit plans and qualified and nonqualified retirement plans, as in effect from time to time as determined by the Board, including that certain Marc Reisch 2010 Supplemental Executive Retirement Plan and the rabbi trust funded thereunder (all such plans, the “Company Plans”, and all benefits due thereunder, collectively, the “Employee Benefits”), on the same basis as those benefits are made available to the other senior executives of VHC, at the level made available to the chief executive officer position of VHC in accordance with the Company’s policies as in effect from time to time (except that the Marc Reisch 2010 Supplemental Executive Retirement Plan shall continue in effect solely in accordance with its terms).

b. Perquisites. During the Employment Term, Executive shall be entitled to receive such perquisites as are made available to the chief executive officer position of VHC in accordance with the Company’s policies in effect as of the date hereof. Executive shall be entitled to not less than four weeks of paid vacation per annum, which shall be subject to the Company’s vacation policy applicable to the other senior executives of VHC, at the level made available to the chief executive officer position of VHC in accordance with the Company’s policies as in effect from time to time.

c. Life Insurance. At all times that Executive is employed by VHC or any subsidiary thereof (or any successor thereof, as applicable), VHC or such subsidiary (or such successor, as applicable) shall pay all premiums on a life insurance policy having a death benefit equal to $10 million that will be payable to such beneficiaries as may be designated by Executive, which life insurance policy shall, to the extent attainable by VHC using its commercially reasonable efforts, contain a provision allowing for Executive, upon any termination of his employment, to assume such policy at the same premium costs paid by VHC prior to such termination (subject to such increases as may be made in the ordinary course by the insurance company providing the policy), such that the Executive may continue to receive coverage under such life insurance policy thereafter at his own expense (such policy, the “Life Insurance Policy”).

d. Business Expenses. During the Employment Term, reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Company in accordance with the Company’s policies applicable to senior executive officers of the Company.

7. Equity Participation.

a. Executive (i) invested $3,500,000 in cash to purchase shares of Class A Common Stock and (ii) was granted an option to purchase 3.5 shares of Class A Common Stock for every one share of the first $3,500,000 of Class A Common stock the Executive initially purchases, pursuant to the terms of the Equity Documents (as such term is defined in Section 7(c) below). In each case described in clauses (i) and (ii) above, the per share purchase price was equal to, effectively (after taking into account any recapitalization or other corporate restructuring that results in or effects the per share price), the same price per share paid by Fusion Acquisition LLC (the “KKR Investor”) for its shares of Class A Common Stock purchased as of the Original Effective Date.

b. In addition to the foregoing and pursuant to the Equity Documents, upon the Original Effective Date, Executive received a one-time grant of Class A Common Stock having an aggregate value, as of the Original Effective Date, equal to $1,000,000 (the “Grant Shares”), which Class A Common Stock is 100% vested and nonforfeitable by the Executive, but subject to the restrictions set forth in the Equity Documents. Executive paid VHC the par value in respect of the Grant Shares.

c. Executive’s equity participation in VHC has been documented pursuant to the 2004 Stock Purchase and Option Plan for Key Employees of VHC and its Subsidiaries (the “Stock Option Plan”) and in a Management Stockholders’ Agreement, Stock Option Agreement, Restricted Stock Award Agreement and Sale Participation Agreement, each as executed by the Executive, the Company, and its shareholders, as applicable in such forms as are attached hereto (such documents, collectively, the “Equity Documents”). The Company and Executive each acknowledges that the terms and conditions of the aforementioned documents govern Executive’s acquisition, holding, sale or other disposition of Executive’s equity in the Company, and all of Executive’s and the Company’s rights with respect thereto.

8. Termination. Executive’s employment hereunder may be terminated by either party at any time and for any reason; provided that Executive will be required to give VHC at least 60 days advance written notice of any resignation of Executive’s employment without Good Reason (other than due to Executive’s death or Disability). In the event that VHC terminates Executive’s employment in accordance with the foregoing sentence VHC may, in its sole discretion, prohibit Executive from entering the premises of VHC for all or any portion of the period after giving him notice of such termination. Notwithstanding any other provision of this Agreement, the provisions of this Section 8 shall exclusively govern Executive’s rights upon termination of employment with the Company; provided, however, that nothing contained in this Section 8 shall diminish Executive’s rights with respect to the Equity Documents, which shall continue to govern Executive’s equity holdings following any termination in accordance therewith.

a. By VHC For Cause or By Executive Without Good Reason.

(i) The Employment Term and Executive’s employment hereunder may be terminated by VHC for Cause (as defined below) and shall terminate automatically upon Executive’s resignation without Good Reason (other than due to Executive’s death or Disability); provided that Executive will be required to give VHC at least 60 days advance written notice of such resignation.

(ii) For purposes of this Agreement, “Cause” shall mean (A) Executive’s willful and continued failure to perform his material duties with respect to VHC or its subsidiaries as provided hereunder which continues beyond 10 days after a written demand for substantial performance is delivered to Executive by the Company; (B) the willful or intentional engaging by Executive in conduct that causes material and demonstrable injury, monetarily or otherwise, to VHC or the Investors (as defined in the Management Stockholders’ Agreement) or their respective Affiliates (as defined in the Stock Option Plan) ; (C) the commission of a crime constituting (x) a felony under the laws of the United States or any state thereof or (y) a misdemeanor involving moral turpitude; or (D) a material breach of this Agreement or any of the Equity Documents by Executive, including, without limitation, engaging in any action in breach of the restrictive covenants set forth in Section 9 and 10 of this Agreement, which continues beyond 10 days after a written demand to cure such breach is delivered to Executive by VHC (to the extent that, in the Board’s reasonable judgment, such breach can be cured); provided that any termination under clauses (A) through (D) above for Cause shall require the affirmative vote of two-thirds of the members of the Board (or such higher percentage or procedures required under the Stockholders Agreement, dated the Original Effective Date, among VHC and the Investors (the “Stockholders Agreement”)).

(iii) If Executive’s employment is terminated by VHC for Cause or if Executive resigns without Good Reason (as defined in Section 8(c)), Executive shall be entitled to receive from the Company:

(A) a lump sum payment of the Base Salary that is earned by Executive but unpaid as of the Date of Termination (as such term is defined in Section 8(d) below), paid within ten (10) business days after the Date of Termination;

(B) a lump sum payment of any Annual Bonus that is earned by Executive but unpaid as of the Date of Termination for any previously completed Fiscal Year, paid within ten (10) business days after the Date of Termination;

(C) a lump sum payment equal to all vacation pay that is accrued in respect of Executive’s unused vacation days as of the Date of Termination, paid within ten (10) business days after the Date of Termination;

(D) reimbursement for any unreimbursed business expenses incurred by Executive in accordance with Company policy referenced in Section 6(d) above prior to the Date of Termination (with such reimbursements to be paid promptly after Executive provides VHC with the necessary documentation of such expenses to the extent required by such policy);

(E) if applicable, the transfer of the Life Insurance Policy pursuant to Section 6(c) above; and

(F) such Employee Benefits, if any, as to which Executive may be entitled under the applicable Company Plans upon termination of employment hereunder, (the payments and benefits described clauses (A) through (F) hereof being referred to, collectively, as the “Accrued Rights).

Following such termination of Executive’s employment by VHC for Cause or resignation by Executive, except as set forth in this Section 8(a)(iii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

b. Disability or Death.

(i) Executive’s employment hereunder shall terminate upon Executive’s death and may be terminated by VHC if Executive becomes physically or mentally incapacitated and is therefore unable for a period of six (6) consecutive months or for an aggregate of nine (9) months in any eighteen (18) consecutive month period to perform Executive’s duties (such incapacity is hereinafter referred to as “Disability”). Any question as to the existence of the Disability of Executive as to which Executive and VHC cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company. If Executive and VHC cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability hereunder shall be made in a writing that is promptly provided to VHC and Executive shall be final and conclusive for all purposes of the Agreement.

(ii) Upon termination of Executive’s employment hereunder for either Disability or death, Executive or Executive’s estate (as the case may be) shall be entitled to receive from the Company:

(A) the Accrued Rights; and

(B) a lump sum payment of the pro rata portion (based upon the number of days in the applicable Fiscal Year during which Executive was employed with VHC through the Date of Termination, relative to the number of days in the applicable Fiscal Year) of the Annual Bonus, if any, that Executive would have been entitled to receive pursuant to the Incentive Plan in respect of the Fiscal Year in which the Date of Termination occurs, paid within fifteen (15) days after the Date of Termination.

Following Executive’s termination of employment due to Executive’s death or Disability, except as set forth in this Section 8(b)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

c. By VHC Without Cause or by Executive for Good Reason.

(i) Executive’s employment hereunder may be terminated (A) by VHC without Cause (which shall not include Executive’s termination of employment due to his death or Disability) or (B) by Executive for Good Reason (as defined below).

(ii) For purposes of this Agreement, “Good Reason” shall mean (A) a reduction in Executive’s rate of Base Salary or annual incentive compensation opportunity (other than (x) as provided in Section 4 above with respect to Fiscal Year 2010 or (y) a general reduction in base salary or annual incentive compensation opportunities that affects all members of senior management of VHC equally, which general reduction shall only be implemented by the Board after consultation with Executive); (B) a material reduction in Executive’s duties and responsibilities as set forth in Section 2 above, an adverse change in Executive’s titles as set forth in Section 2 above or the assignment to Executive of duties or responsibilities materially inconsistent with such titles; provided, however, in no event shall any of the foregoing be deemed to occur by virtue of the removal of Executive from the position of Chairman of the Board following the completion of a Public Offering; or (C) a transfer of the Executive’s primary workplace by more than twenty miles outside of Armonk, New York; provided, however, that, “Good Reason” shall not be deemed to exist unless Executive provides VHC with written notice setting forth the event or circumstance giving rise to “Good Reason” and VHC fails to cure such event or circumstance within 30 days following the date of such notice.

(iii) If Executive’s employment is terminated by VHC without Cause (including by virtue of the Company’s failure to renew the Employment Term at any time, but excluding by reason of Executive’s death or Disability) or by Executive for Good Reason, Executive shall be entitled to receive from the Company:

(A) the Accrued Rights;

(B) subject to Executive’s continued compliance with the provisions of Sections 9 and 10, (1) a lump sum payment equal to the pro-rated portion (based upon the number of days in the applicable Fiscal Year during which Executive was employed with VHC through the Date of Termination, relative to the number of days in the applicable Fiscal Year) of the Annual Bonus that Executive would otherwise have been entitled to receive if he had remained employed through the end of the Fiscal Year in which the Date of Termination occurs, paid at such time as such Annual Bonus would otherwise have been paid and (2) $4,200,000.00, payable in equal monthly installments over the twenty-four (24) month period commencing on the Date of Termination (the “Severance Period”); and

(C) (1) continuation of welfare benefits (pursuant to the same benefit plans as in effect for active employees of the Company) until the earlier to occur of the end of the Severance Period and the date on which Executive commences to be eligible for coverage under comparable welfare benefit plans from any subsequent employer, or (2) cash in an amount that allows Executive to purchase equivalent welfare benefit plan coverage for the Severance Period.

Following Executive’s termination of employment by VHC without Cause (including by virtue of the Company’s failure to renew the Employment Term at any time, but excluding by reason of Executive’s death or Disability) or by Executive for Good Reason, except as set forth in this Section 8(c)(iii), Executive shall have no further rights to any compensation or any other benefits under this Agreement or under any other severance or termination benefit plan maintained by VHC or its Affiliates.

d. Notice of Termination. Any purported termination of employment by VHC or by Executive (other than due to Executive’s death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 14(g)) hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated. For purposes of this Agreement, the “Date of Termination” shall mean the date the Notice of Termination is given to the respective party; provided, however, that (i) with respect to a termination for Cause by the Company, the Date of Termination shall not occur prior to the expiration of any applicable Cure Period and (ii) upon a nonrenewal of the Employment Term by either party, the date the Employment Term expires, and not the date of the notice itself, shall constitute the applicable Date of Termination.

e. Board/Committee Resignation. Upon termination of Executive’s employment for any reason, Executive agrees to resign, as of the date of such termination and to the extent applicable, from the Board (and any committees thereof) and the board of directors (and any committees thereof) of any of the Company’s Affiliates.

f. Termination of Agreement Upon a Change in Control. Notwithstanding anything else set forth in this Agreement to the contrary, except as otherwise provided in this Section 8(f) below, this Agreement, and all obligations of the Company and Executive, respectively, contained herein, shall terminate at 5:00 p.m. (Eastern time) on the date on which the consummation of any transaction that constitutes a Change in Control (as defined under the Equity Documents) occurs (the “Agreement Termination Date”).

(i) Effective as of the Agreement Termination Date, the Company shall pay to Executive a lump sum payment equal to $4,200,000.00.

(ii) At any time on or after the Agreement Termination Date that Executive’s employment with the Company terminates, for any reason, as of the date of such termination of employment: (A) Executive shall be entitled to receive from the Company all Accrued Rights and (B) so long as such date of termination occurs after Fiscal Year 2010 and such termination is not by the Company for Cause, the Company shall pay to Executive a lump sum payment equal to the pro-rated portion (based upon the number of days in the applicable fiscal year of the Company during which Executive was employed with the Company through the date that Executive’s employment with the Company terminates, relative to the number of days in such applicable fiscal year) of the target annual cash bonus that Executive may have been eligible to receive in respect of such fiscal year.

(iii) This Section 8(f), along with Section 6(c) and Sections 13, 14, 15 and 16, shall survive any termination of this Agreement under this Section 8(f).

9. Non-Competition.

a. Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company and its Affiliates and accordingly agrees as follows:

(i) During the Employment Term and, for a period of two years following the date Executive ceases to be employed by the Company (the “Restricted Period”), Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise whatsoever (“Person”), directly or indirectly solicit or assist in soliciting in engaging in a Competitive Business (as such term is defined below) any customer or prospective customer:

(A) with whom Executive had personal contact or dealings on behalf of the Company during the one-year period preceding Executive’s termination of employment; or

(B) with whom employees directly reporting to Executive have had personal contact or dealings on behalf of the Company of which Executive is aware during the one year immediately preceding Executive’s termination of employment.

(ii) During the Restricted Period, Executive will not directly or indirectly:

(A) act as a proprietor, investor, director, officer, employee, substantial stockholder, consultant, or partner in any business that directly or indirectly competes with the business of the Company in (1) school photography services or school-related clothing, affinity products and services, including yearbooks, (2) memory books, (3) printing services to companies engaged in direct marketing or book or book component manufacturing, (4) fragrance, cosmetics and toiletries-related sampling or (5) single use packaging for fragrances, cosmetics and toiletries, in North America in the case of clauses (1) through (3) and in North America, Latin America and Europe in the case of clauses (4) and (5) (any of the foregoing activities described in this clause A, a “Competitive Business”);

(B) enter the employ of, or render any services to, any Person (or any division or controlled or controlling Affiliate of any Person) who or which engages in a Competitive Business, provided that the foregoing shall not prevent Executive from being employed by such a competing entity so long as (1) neither Executive nor his employer competes with the Company or the Investors and (2) Executive does not help or have authority over any of the related entities that are Competitive Businesses;

(C) acquire a financial interest in, or otherwise become actively involved with, any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant; or

(D) knowingly interfere with, or knowingly attempt to interfere with, business relationships (whether formed before, on or after the Original Effective Date) between the Company or any of its Affiliates and customers, clients, suppliers, partners, members or investors of the Company or its Affiliates.

(E) Notwithstanding anything to the contrary in this Agreement, Executive may, directly or indirectly own, solely as an investment, securities of any Person engaged in a Competitive Business which are publicly traded on a national or regional stock exchange or on the over-the-counter market if Executive (x) is not a controlling person of, or a member of a group which controls, such person and (y) does not, directly or indirectly, own 2% or more of any class of securities of such Person.

(iii) During the Restricted Period, Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any Person, directly or indirectly:

(A) solicit or encourage any employee of the Company or its Affiliates to leave the employment of the Company or its Affiliates; or

(B) hire any such employee in the active employ of the Company or its Affiliates.

(iv) During the Restricted Period, Executive will not, directly or indirectly, solicit or encourage to cease to work with the Company or its Affiliates any consultant then under contract with the Company or its Affiliates.

(v) This Section 9 shall not apply with respect to the KKR Investor or the DLJMB Funds (as defined in the Management Stockholders’ Agreement) or any of their respective Affiliates that is not engaged, directly or indirectly, in a Competitive Business.

b. It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 9 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

10. Confidentiality.

a. Executive will not at any time (whether during or after Executive’s employment with the Company), except when required to perform his or her duties to VHC or one of its Affiliates, (x) retain or use for the benefit, purposes or account of Executive or any other Person; or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Company or its Affiliates (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information —including without limitation rates, trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals — concerning the past, current or future business, activities and operations of the Company, its subsidiaries or Affiliates and/or any third party that has disclosed or provided any of same to the Company on a confidential basis (“Confidential Information”) without the prior written authorization of the Board.

b. “Confidential Information” shall not include any information that is (a) generally known to the industry or the public other than as a result of Executive’s breach of this covenant or any breach of other confidentiality obligations by third parties; (b) made legitimately available to Executive by a third party without breach of any confidentiality obligation; or (c) required by law or judicial process to be disclosed; provided that Executive shall give prompt written notice to VHC of such requirement and cooperate with any attempts by the Company to obtain a protective order or similar treatment.

c. Except as required by law or judicial process, Executive will not disclose to anyone, other than Executive’s immediate family, legal and/or financial advisors, the existence or contents of this Agreement; provided that Executive may disclose to any prospective future employer the provisions of Sections 9 and 10 of this Agreement.

d. Upon termination of Executive’s employment with VHC for any reason, Executive shall (x) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned by the Company, its subsidiaries or Affiliates; (y) immediately destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in Executive’s office, home, laptop or other computer, whether or not Company property) that contain Confidential Information or otherwise relate to any material aspects of the business of the Company, its Affiliates or subsidiaries (and which the retention or use thereof would reasonably be expected to result in a demonstrable injury to the Company), except that Executive may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; and (z) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which Executive is or becomes aware.

e. Executive shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Company any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party. Executive hereby indemnifies, holds harmless and agrees to defend the Company and its officers, directors, partners, employees, agents and representatives from any breach of the foregoing covenant. During the Employment Term, Executive shall comply with all relevant written policies and guidelines of the Company which have been made available or disclosed to him, including regarding the protection of Confidential Information and intellectual property and potential conflicts of interest. Executive acknowledges that the Company may amend any such policies and guidelines from time to time, and that Executive remains at all times bound by their most current version; provided, however, that Executive shall not be bound by any such amendments unless and until Executive receives in writing notice of such amendments and copies thereof are made available or disclosed to him.

11. Equity Purchase Rights. Executive shall have the right to purchase his Pro Rata Portion (as defined in the Stockholders Agreement) of Equity Purchase Shares (as defined in the Stockholders’ Agreement) under Sections 4.1(a) and (b) of the Stockholders’ Agreement. Any Equity Purchase Shares purchased by Executive shall be governed by the terms and conditions of the Equity Documents.

12. Specific Performance. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 9 or Section 10 would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

13. Arbitration. Except as provided in Section 12, any other dispute arising out of or asserting breach of this Agreement, or any statutory or common law claim by Executive relating to his employment under this Agreement or the termination thereof (including any tort or discrimination claim), shall be exclusively resolved by binding statutory arbitration in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association. Such arbitration process shall take place in New York, New York. A court of competent jurisdiction may enter judgment upon the arbitrator’s award. Each party shall pay the costs and expenses of arbitration (including fees and disbursements of counsel) incurred by such party in connection with any dispute arising out of or asserting breach of this Agreement.

14. Miscellaneous.

a. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

b. Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

c. No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

d. Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

e. Joint and Several Liability; Assignment.

(i) Subject to the provisions of Section 14(e)(ii), each of VHC and Jostens shall be jointly and severally liable for any obligations of VHC or the Company to Executive under this Agreement.

(ii) This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive; provided, however, that if Executive shall die, all amounts then payable to Executive hereunder shall be paid in accordance with the terms of this

Agreement to Executive’s devisee, legatee or other designee or, if there be no such devisee, legatee or designee, to Executive’s estate. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect. This Agreement shall be assigned to any successor in interest to substantially all of the business operations of VHC, and to any successor in interest to substantially all of the business operations of Jostens. Upon either such assignment, the rights and obligations of VHC, Jostens and the Company hereunder shall become the rights and obligations of the applicable successor person or entity. Further, VHC and Jostens will require any successor (whether, direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business and/or assets of VHC or Jostens, as applicable, to assume expressly and agree to perform this Agreement in the same manner and to the same extent that VHC, Jostens and the Company would be required to perform it if no such succession had taken place. On and after any such succession, as used in this Agreement, the terms “VHC”, “Jostens” and “the Company” shall mean, respectively, VHC, Jostens, the Company, and any successor to the business and/or assets of VHC or Jostens, as applicable, which is required by this Section 14(e)(ii) to assume and agree to perform this Agreement or which otherwise assumes and agrees to perform this Agreement; provided, however, in the event that any successor, as described above, agrees to assume this Agreement in accordance with the preceding sentence, as of the date such successor so assumes this Agreement, VHC shall cease to be liable for any of the obligations contained in this Agreement.

f. Set Off; Mitigation. The Company’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall not be subject to set-off, counterclaim or recoupment. Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment or otherwise and the amount of any payment provided for pursuant to this Agreement shall not be reduced by any compensation earned as a result of Executive’s other employment or otherwise.

g. Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Company:

Visant Holding Corp.

357 Main Street

Armonk, New York 10504

Attention: General Counsel

With a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Andrea K. Wahlquist, Esq.

If to Executive:

To the most recent address of Executive set forth in the personnel records of the Company.

h. Prior Agreements. This Agreement supersedes all prior agreements and understandings (including verbal agreements) between Executive and the Company and/or its Affiliates regarding the terms and conditions of Executive’s employment with VHC and/or its Affiliates; provided, however, that the Equity Documents shall govern the terms and conditions of Executive’s equity holdings in VHC, the LTIP Letter shall govern the terms and conditions of Executive’s award thereunder, and the Company Plans shall govern the terms and conditions of any other Employee Benefits to which Executive may be entitled.

i. Cooperation. Following any termination of Executive’s employment with the Company, Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder, but only to the extent the Company requests such cooperation with reasonable advance notice to Executive and in respect of such periods of time as shall not unreasonably interfere with Executive’s ability to perform his duties with any subsequent employer; provided, however, that the Company shall pay any reasonable travel, lodging and related expenses that Executive may incur in connection with providing all such cooperation, to the extent approved by the Company prior to incurring such expenses.

j. Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

k. Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

15. Excise Taxes.

a. In the event it shall be determined that any payment, benefit or distribution (or combination thereof) by the Company, any of its Affiliates, one or more trusts established by VHC or any of its Affiliates for the benefit of its employees, or any other person or entity, to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement, or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement, including without limitation any Company Plan, the Stock Option Plan and any stock option and/or restricted stock or restricted stock unit or other incentive compensation arrangement, or the lapse or termination of any restriction on the vesting or exercisability of any of the foregoing) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) by reason of being “contingent on a change in ownership or control” of the Company, within Section 280G of the Code (or any successor provision thereto) or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, hereinafter collectively referred to as the “Excise Tax”), then Executive shall be entitled to receive from VHC an additional payment or payments (a “Gross-Up Payment”) in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and the Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

b. Subject to the provisions of Section 15(a) hereof, all determinations required to be made under this Section 15, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized certified public accounting firm as may be designated by the Company, and reasonably satisfactory to Executive (the “Accounting Firm”), which shall provide detailed supporting calculations both to VHC and Executive within fifteen (15) business days of Termination Date, or such earlier time as is requested by the Company; provided that for purposes of determining the amount of any Gross-Up Payment, Executive shall be deemed to pay federal income tax at the highest marginal rates applicable to individuals in the calendar year in which any such Gross-Up Payment is to be made and deemed to pay state and local income taxes at the highest effective rates applicable to individuals in the state or locality of Executive's residence or place of employment in the calendar year in which any such Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes that can be obtained from deduction of such state and local taxes, taking into account limitations applicable to individuals subject to federal income tax at the highest marginal rates. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 15, shall be paid by VHC to Executive (or to the appropriate taxing authority on Executive's behalf) when due immediately prior to the date Executive is required to make payment of any Excise Tax or other taxes. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall so indicate to Executive in writing, with an opinion that Executive has substantial authority not to report any Excise Tax on his/her federal state, local income or other tax return. Any determination by the Accounting Firm shall be binding upon VHC and the Executive absent a contrary determination by the Internal Revenue Service or a court of competent jurisdiction; provided, however, that no such determination shall eliminate or reduce the Company’s obligation to provide any Gross-Up Payment that shall be due as a result of such contrary determination. As a result of the uncertainty in the application of Section 4999 of the Code (or any successor provision thereto) and the possibility of similar uncertainty regarding state or local tax law at the time of any determination by the Accounting Firm hereunder, it is possible that the amount of the Gross-Up Payment determined by the Accounting Firm to be due to (or on behalf of) Executive was lower than the amount actually due (the “Underpayment”). In the event that VHC exhausts its remedies pursuant to Section 15(c) below, and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred as promptly as possible and notify VHC and Executive of such calculations, and any such Underpayment (including the Gross-Up Payment to Executive) shall be promptly paid by VHC to or for the benefit of Executive within five (5) business days after receipt of such determination and calculations.

c. Executive shall notify VHC in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by VHC of any Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten (10) business days after Executive is informed in writing of such claim and shall apprise VHC of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which he gives such notice to VHC (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If VHC notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall (w) give VHC any information which is in Executive's possession reasonably requested by VHC relating to such claim, (x) take such action in connection with contesting such claim as VHC shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company, (y) cooperate with VHC in good faith in order to effectively contest such claim, and (z) permit VHC to participate in any proceedings relating to such claim; provided, however, that VHC shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 15, VHC shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as VHC shall determine; provided, further, that if VHC directs Executive to pay such claim and sue for a refund, VHC shall pay the amount of such payment to Executive, and Executive shall use such amount received to pay such claim, and VHC shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such payment or with respect to any imputed income with respect to such payment (including the applicable Gross-Up Payment); provided, further, that if Executive is required to extend the statute of limitations to enable VHC to contest such claim, Executive may limit this extension solely to such contested amount. The Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

d. If, after the receipt by Executive of an amount paid or advanced by VHC pursuant to this Section 15, Executive becomes entitled to receive any refund with respect to a Gross-Up Payment, Executive shall (subject to the Company's complying with the requirements of Section 15(c)) promptly pay to VHC the amount of such refund received (together with any interest paid or credited thereon after taxes applicable thereto) (or, to the extent such payment would be deemed prohibited by applicable law, shall be treated as a prepayment by VHC of any amounts owed to Executive). If, after the receipt by Executive of an amount advanced by VHC pursuant to Section 15(c), a determination is made that Executive shall not be entitled to any refund with respect to such claim and VHC does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such payment made to Executive thereunder shall offset, to the extent thereof, the amount of the Gross-Up Payment required to be paid.

e. Any payments that VHC is required to pay to or on behalf of Executive pursuant to this Section 15 shall be paid to Executive within the time periods specified under Section 15(a)–(d) above; provided, however, that in no event shall such payments be made later than the end of the calendar year following the calendar year during which Executive remits the corresponding Excise Tax payments to any taxing authority or incurs the corresponding expenses.

16. Section 409A.

In the event that it is reasonably determined by VHC that, as a result of Section 409A, any of the payments that Executive is entitled to under the terms of this Agreement or any nonqualified deferred compensation plan (as defined under Section 409A) may not be made at the time contemplated by the terms hereof or thereof, as the case may be, without causing Executive to incur additional taxes, penalties or interest under Section 409A, VHC will make such payment on the first day that would not result in Executive incurring any tax liability under Section 409A, which day, if Executive is a “specified employee” within the meaning of Section 409A, shall be the first day following the six-month period beginning on the date of Executive’s termination of employment. For purposes of Section 409A, each payment made under this Agreement shall be designated as a “separate payment” within the meaning of the Section 409A, and references herein to Executive’s “termination of employment” shall refer to Executive’s separation from service with VHC within the meaning of Section 409A. To the extent any reimbursements or in-kind benefits due under this Agreement constitute “deferred compensation” under Section 409A, any such reimbursements or in-kind benefits shall be paid to Executive in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv).

[Signatures on next page.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

VISANT HOLDING CORP.:		JOSTENS, INC.:

By:	/s/ Paul B. Carousso	By:	/s/ Marie D. Hlavaty
Name:	Paul B. Carousso	Name:	Marie D. Hlavaty
Title:	Senior Vice President, CFO	Title:	Vice President

EXECUTIVE:

/s/ Marc L. Reisch
Marc L. Reisch

Schedule I

Approved Boards of Directors

Yellow Pages Group (YPG Holdings Inc.), Chairman, board of directors

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